Exhibit 17.1

Natalie A. Hemlock Resignation Letter

December 11, 2004

Tribal Council

Seneca Nation of Indians

William Seneca Building

Route 438

Irving, New York  14081

Re: SGC Letter of Resignation

Dear Councillors:

Pursuant to the verbal request of President Barry Snyder and CEO Richard Nephew that I resign my position as Vice Chair of the Seneca Gaming Corporation (SGC), and the Seneca Niagara Falls Gaming Corporation (SNFGC), I regrettably agree to comply with their request effective upon appointment of my replacement. I would like to note that I was appointed by Council to each board on August 1, 2002, by unanimous vote.  I have not been informed of and am not aware of any reason for my removal and my request for written explanation has been denied by CEO Nephew.  It is also my understanding that unless I submit a resignation, the Seneca Nation Council would “find” reason to remove me.

I have considered it the highest privilege and honor to serve the Nation as a SGC and SNFGC Director; therefore, your request for my resignation comes with great surprise to me since the SGC has exceeded expectations in opening operations, financial performance, financing and expansion.  Therefore, with deep regret I submit my notice of resignation from both boards. Regardless of the circumstances, I wish SGC, its subsidiaries and the new Board of Directors continued success.

Sincerely,

/s/ Natalie A. Hemlock
Natalie A. Hemlock

cc:  G. Mickey Brown,

CEO and President of the Seneca Gaming Corporation